                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.


                                   FORM U-9C-3


                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                       For the Quarterly Period Ended March
                                    31, 2002

                                  POWERGEN PLC
                          POWERGEN US HOLDINGS LIMITED
                             POWERGEN US INVESTMENTS
                              ERGON US INVESTMENTS
                            POWERGEN LUXEMBOURG SARL
                        POWERGEN LUXEMBOURG HOLDINGS SARL
                      POWERGEN LUXEMBOURG INVESTMENTS SARL
                          POWERGEN US INVESTMENTS CORP.

--------------------------------------------------------------------------------
                      (Name of Registered Holding Company)

                                  Powergen plc
                                    CityPoint
                               1 Ropemaker Street
                                London, EC2Y 9HT
                                 United Kingdom

                    (Address of Principal Executives Offices)

            Inquiries concerning this Form U-9C-3 may be directed to:

                                Mr. David Jackson
                      Company Secretary and General Counsel
                                  Powergen plc
                                    CityPoint
                               1 Ropemaker Street
                                London, EC2Y 9HT
                                 United Kingdom

                                  POWERGEN PLC

                                   FORM U-9C-3
                      For the Quarter Ended March 31, 2002

                                Table of Contents

Item 1.     -     ORGANIZATION CHART....................................................1

Item 2.     -     ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS........8

Item 3.     -     ASSOCIATED TRANSACTIONS...............................................9

Item 4.     -     SUMMARY OF AGGREGATE INVESTMENT......................................15

Item 5.     -     OTHER INVESTMENTS....................................................17

Item 6.     -     FINANCIAL STATEMENTS AND EXHIBITS....................................18

                                                         12
This report covers the quarter ended March 31, 2002.

Item 1. - ORGANIZATION CHART

                                                                                     Percentage of
                                            Energy or                State/Country       Voting
                                           Gas-related    Date of          of          Securities
Name of Reporting Company                    Company    Organization  Organization        Held       Nature of Business
-------------------------                    -------    ------------  ------------       -----       ------------------
Powergen plc                                   (a)        6/19/98     England and         n/a        Holding Company
                                                                         Wales

Powergen US Holdings Limited                   (a)        4/22/99     England and         100%       Holding Company
                                                                         Wales

Powergen US Investments                        (a)        3/13/90     England and         100%       Holding Company
                                                                         Wales

Powergen Luxembourg sarl                       (a)        12/4/00      Luxembourg         100%       Holding Company

Powergen Luxembourg Holdings sarl              (a)        12/2/00      Luxembourg         100%       Holding Company

Powergen Luxembourg Investments sarl           (a)        12/2/00      Luxembourg         100%       Holding Company

Powergen US Investments Corp.                  (a)        12/2/00       Delaware          100%       Holding Company

LG&E Energy Corp.                              (a)       11/14/89       Kentucky          100%       Holding Company (exempt)

   LG&E Energy Marketing Inc.                Energy       4/18/84       Oklahoma          100%       Power Marketing

      Woodlands Technology, LLC              Energy        _____         Texas            15%        Development of software
                                                                                                     for energy-marketing
                                                                                                     activities
   LG&E Capital Corp. (LCC)                    (a)        4/26/91       Kentucky          100%       Non-Utility Holding Company

      LG&E Credit Corp.                      Energy       7/11/97       Kentucky          100%       Consumer Lending Services

      LNGCL Inc.                               (*)        4/3/92        Delaware          100%       Inactive

      LNGCG Inc.                               (*)        4/3/92        Delaware          100%       Inactive

      LG&E Home Services Inc.                Energy       1/22/96       Kentucky          100%       Appliance Repair and Warranty

      LG&E Enertech Inc.                     Energy      12/21/95       Kentucky          100%       Engineering, Energy
                                                                                                     Management and
                                                                                                     Consulting Services

        LG&E Enertech Texas LLC              Energy      12/27/01       Kentucky          100%       Engineering, Energy
                                                                                                     Management and
                                                                                                     Consulting Services and
                                                                                                     Investor in Enertech
                                                                                                     Energy Development L.P.

---------------------------------
(a) Directly or indirectly holds securities in energy-related companies (*) Inactive
(gp) general partnership interest
(lp) limited partnership interest

                                                                                     Percentage of
                                            Energy or                State/Country       Voting
                                           Gas-related    Date of          of          Securities
Name of Reporting Company                    Company    Organization  Organization        Held       Nature of Business
-------------------------                    -------    ------------  ------------       -----       ------------------
        Enertech Energy Development L.P.     Energy      12/31/01        Texas           1%(gp)      Engineering, Energy
                                                                                         49%(lp)     Management and
                                                                                                     Consulting Services and
                                                                                                     Owner of HVAC Plant

      FSF Minerals Inc.                      Energy      12/28/98       Kentucky          100%       Owner of Coal Reserves

      LG&E Capital Trimble County LLC        Energy       4/6/01        Delaware          100%       Lease and purchase of
                                                                                                     combustion turbine

      LG&E Energy Privatization Services       (*)        7/13/98       Kentucky          100%       Inactive
      Inc.

      LG&E International Inc.                Energy       11/8/93       Delaware          100%       Management and Holding
                                                                                                     Company

        LG&E Power Services LLC               ____        6/29/01       Delaware          100%       Power facilities
                                                                                                     management and operations

      WKE Corp.                                (a)        5/1/98        Kentucky          100%       Investment Holding
                                                                                                     Company

        LCC LLC                              Energy       3/2/99        Kentucky          100%       Owns Options on Mineral
                                                                                                     Rights

        FCD LLC                              Energy       2/17/00       Kentucky          100%       Owns Options and Actual
                                                                                                     Riparian Rights

        Excalibur Development LLC              (*)        2/17/00       Kentucky          100%       Inactive

      LG&E Power Inc.                          (a)        5/7/80        Delaware          100%       Holding Company for
                                                                                                     Non-Utility Investments
        LG&E Power Engineers and               (*)        3/5/80       California         100%       Engineering and Project
        Constructors Inc.                                                                            Management (Inactive)

           LG&E Power Constructors Inc.        (*)        6/29/81      California         100%       Inactive

           Ultraclean Incorporated             (*)        8/1/84       California         100%       Inactive

        LG&E Power Operations Inc.           Energy       6/8/82       California         100%       Power Project Ownership,
                                                                                                     Management & Development

           LG&E/Kelso Power Partners L.P.      (*)        unknown      California        2%(gp)      Inactive
                                                                                         49%(lp)

           HD/WS Corporation                   (*)       12/11/85      California         100%       Inactive

           LG&E-Westmoreland Rensselaer        (*)        6/15/92      California         50%        Inactive

           LG&E Power 5 Incorporated           (*)        3/31/83      California         100%       Inactive

              Babcock-Ultrapower West          (*)        unknown      California        17%(gp)     Inactive
              Enfield


---------------------------------
(a) Directly or indirectly holds securities in energy-related companies (*) Inactive
(gp) general partnership interest
(lp) limited partnership interest

                                                                                     Percentage of
                                            Energy or                State/Country       Voting
                                           Gas-related    Date of          of          Securities
Name of Reporting Company                    Company    Organization  Organization        Held       Nature of Business
-------------------------                    -------    ------------  ------------       -----       ------------------
           LG&E Power 6 Incorporated           (*)        9/14/93      California         100%       Inactive

              Babcock-Ultrapower               (*)        unknown      California        17%(gp)     Inactive
              Jonesboro

           LG&E Power 11 Incorporated          (a)        4/6/89       California         100%       Former Owner of Power
                                                                                                     Generation Facilities

           LG&E Southampton Incorporated       (a)       11/15/89      California         100%       Former Owner of Power
                                                                                                     Generation Facilities

              LG&E Southampton L.P.            (a)       12/28/89      California        20%(gp)     Former Owner of
                                                                                                     Generation Facilities

           LG&E Power 12 Incorporated          (a)        4/6/89       California         100%       Indirect Owner of Power
                                                                                                     Generation Facilities

           LG&E Altavista Incorporated         (a)       11/15/89      California         100%       Former Owner of Power
                                                                                                     Generation Facilities

              LG&E Altavista L.P.              (a)       12/28/89      California        20%(gp)     Former Owner of
                                                                                                     Generation Facilities

           LG&E Power 13 Incorporated          (a)        4/6/89       California         100%       Former Owner of
                                                                                                     Generation Facilities

           LG&E Hopewell Incorporated          (a)       11/15/89      California         100%       Former Owner of
                                                                                                     Generation Facilities

              LG&E Hopewell LP                 (a)       12/28/89      California         100%       Former Owner of
                                                                                                     Generation Facilities

           LG&E Power 14 Incorporated          (*)        4/6/89       California         100%       Inactive

              LG&E Power 14-Buena Vista        (*)        unknown      California        45%(gp)     Inactive

           LG&E Power 16 Incorporated          (a)        8/3/99       California         100%       Indirect Owner of
                                                                                                     Generation Facilities

           LG&E Power Roanoke                  (a)        8/3/89       California         100%       Indirect Owner of

           Incorporated                                                                              Generation Facilities

              LG&E Roanoke Valley LP           (a)        3/14/90      California        1%(gp1)     Indirect Owner of
                                                                                         99%(lp2)    Generation Facilities

           LG&E  Power 18 Incorporated         (*)        6/9/88       California         100%       Inactive

           LG&E Erie Partner Incorporated      (*)       11/16/90      California         100%       Inactive

              Erie Power Partners L.P.         (*)        unknown      California        1%(gp)      Inactive
                                                                                         49%(lp)

-------------------------------------
(a)   Directly or indirectly holds securities in energy-related companies
(*)   Inactive
(gp)  general partnership interest
(lp)  limited partnership interest
(1)   directly held by LG&E Power 16 Incorporated
(2)   directly held by LG&E Power Roanoke Incorporated

                                                                                     Percentage of
                                            Energy or                State/Country       Voting
                                           Gas-related    Date of          of          Securities
Name of Reporting Company                    Company    Organization  Organization        Held       Nature of Business
-------------------------                    -------    ------------  ------------       -----       ------------------
           LG&E Power 21 Incorporated          (a)       11/16/90      California         100%       Indirect Owner of
                                                                                                     Generation Facilities

           LG&E Power 21 Wind                  (a)       12/23/93      California         100%       Indirect Owner of

           Incorporated                                                                              Generation Facilities

              LG&E Power 21 L.P.               (a)       12/27/93      California         1%(gp3)    Indirect Owner of Power
                                                                                         99%(lp4)    Generation Facilities

           LG&E Power 22 Incorporated          (*)       11/16/90      California         100%       Inactive

           LG&E Power 29 Incorporated          (*)       11/16/93      California         100%       Inactive

           LG&E Power 31 Incorporated          (a)       12/19/94      California         100%       Indirect Owner of
                                                                                                     Generation Facilities

              LQ GP, LLC                       (a)        3/17/01       Delaware          50%        Indirect Owner of
                                                                                                     Generation Facilities

           LG&E Power 31 Wind                  (a)       12/19/94      California         100%       Indirect Owner of
           Incorporated                                                                              Generation Facilities

              LG&E Power 31 L.P.               (a)         12/94       California        1%(gp5)     Indirect Owner of
                                                                                         99%(lp6)    Generation Facilities

                LQC LP LLC                     (a)        3/17/01       Delaware        33-1/3%      Indirect Owner of
                                                                                                     Generation Facilities

           LG&E Power 25 Incorporated          (*)        12/1/95       Delaware          100%       Inactive

           LG&E Power 26 Incorporated          (*)        12/1/95       Delaware          100%       Inactive

        American Power Incorporated            (*)         4/9/89      California         100%       Former Investor in EWG

        LG&E Power Development Inc.          Energy      12/12/84      California         100%       Development of QFs and
                                                                                                     EWGs

        LG&E Crown Inc.                        Gas       4/14/2000      Delaware          100%       Prior Owner of
                                                                                                     Investment in Gas
                                                                                                     Gathering, Processing
                                                                                                     and Storage Facilities

        LG&E Minor Facilities Inc.             Gas       4/14/2000      Delaware          100%       Prior Owner of
                                                                                                     Investment in Gas
                                                                                                     Gathering, Processing
                                                                                                     and Storage Facilities

        Power Tex Parent Inc.                  Gas       4/14/2000      Delaware          100%       Prior Owner of
                                                                                                     Investment in Gas
                                                                                                     Gathering, Processing
                                                                                                     and Storage Facilities

--------------------------------
(3)  directly held by LG&E Power 21 Incorporated
(4)  directly held by LG&E Power 21 Wind Incorporated
(a) Directly or indirectly holds securities in energy-related companies (*) Inactive gp general partnership interest
(lp) limited partnership interest
(5)  directly held by LG&E Power 31 Incorporated
(6)  LG&E Power 31 Wind Incorporated

                                                                                     Percentage of
                                            Energy or                State/Country       Voting
                                           Gas-related    Date of          of          Securities
Name of Reporting Company                    Company    Organization  Organization        Held       Nature of Business
-------------------------                    -------    ------------  ------------       -----       ------------------
        Llano Gathering Inc.                   Gas       4/20/2000     New Mexico         100%       Prior Owner of
                                                                                                     Investment in Gas
                                                                                                     Gathering, Processing
                                                                                                     and Storage Facilities

        Llano Storage Inc.                     Gas       4/20/2000     New Mexico         100%       Prior Owner of
                                                                                                     Investment in Gas
                                                                                                     Gathering, Processing
                                                                                                     and Storage Facilities

        Ultrasystems Construction Co.          (*)       12/26/45      California         100%       Inactive
        Inc.

        HD Energy Corporation                  (*)       12/24/90       Delaware          100%       Inactive

           Ultrafuels Incorporated             (*)        1/5/83       California         100%       Inactive

           Ultrafuels 1 Incorporated           (*)       12/22/83      California         100%       Inactive

           NuHPI, Inc.                         (*)       11/25/91       Delaware          100%       Inactive

              Ultrapower Biomass Fuels         (*)       12/11/85      California         100%       Inactive
              Corporation

              Hadson Power Live Oak            (*)       12/31/87      California         100%       Inactive
              Incorporated

        Hadson Financial Corporation           (*)        6/25/89       Delaware          100%       Inactive

        LG&E Power Gregory I Inc.              (a)        3/30/78      New Mexico         100%       Indirect Owner of Power
                                                                                                     Project

           Gregory Power Partners LP         Energy       6/1/98         Texas           1%(gp7)     Owner and Developer of
                                                                                        49%(lp8)     Power Project

        LG&E Power Gregory II Inc.             (a)        5/18/98       Delaware          100%       Indirect Owner of Power
                                                                                                     Project

           Gregory Partners LLC              Energy       6/2/98         Texas             1%(9)     Owner and Developer of
                                                                                         49%(10)     Power Project

        LG&E Power Gregory III Inc.            (a)        5/18/98       Delaware          100%       Indirect Owner of Power
                                                                                                     Project

        LG&E Power Gregory IV Inc.             (a)        5/18/98       Delaware          100%       Indirect Owner of Power
                                                                                                     Project

        Ultrasystems Small Power               (*)       12/19/85      California         100%       Inactive
        Incorporated

--------------------------------------
(a)   Directly or indirectly holds securities in energy-related companies
(*)   Inactive
(gp)  general partnership interest
(lp)  limited partnership interest
(7)   directly held by LG&E Power Gregory IV Inc.
(8)   directly held by LG&E Power Gregory I Inc.
(9)   directly held by LG&E Power Gregory III Inc.
(10)  directly held by LG&E Power Gregory II Inc.

                                                                                     Percentage of
                                            Energy or                State/Country       Voting
                                           Gas-related    Date of          of          Securities
Name of Reporting Company                    Company    Organization  Organization        Held       Nature of Business
-------------------------                    -------    ------------  ------------       -----       ------------------
           Ultrasystems Small Power I,         (*)       10/22/86      California         100%       Inactive
           Incorporated

      LG&E Natural Industrial                Energy      12/20/83       Colorado          100%       Natural Gas Marketing
      Marketing Co.                                                                                  and Transmission

      Hadson Fuels, Inc.                       (*)        4/22/80       Oklahoma          100%       Inactive

        Triple T Services, Inc.                (*)        2/11/86       Oklahoma          100%       Inactive

      LG&E Natural Canada Inc.                 (*)        1/15/86        Canada           100%       Inactive

      LG&E Fuels Services Inc.               Energy       7/2/98        Delaware          100%       Investment in
                                                                                                     Alternative Fuels

      KUCC Grimes Corporation.               Energy       7/6/98        Delaware          100%       Former investor in OF
                                                                                                     development

        KUCC Grimes GP Corporation           Energy       7/6/98        Delaware          100%       Former investor in OF
                                                                                                     development

        KUCC Grimes LP Corporation           Energy       7/6/98        Delaware          100%       Former investor in OF
                                                                                                     development

   KUCC Paris Corporation                      (a)        6/20/94       Kentucky          100%       Indirect Owner of
                                                                                                     Investment in Power
                                                                                                     Project

      Tenaska III Partners Ltd.                (a)        unknown        Texas            15%        Indirect Investment in QF

        Tenaska III Texas Partners           Energy       unknown        Texas            .06%       Interest in QF

   KUCC Ferndale Corporation                   (a)        7/12/94       Kentucky          100%       Indirect Owner of
                                                                                                     Investment in Power
                                                                                                     Project

      Tenaska Washington Partners L.P.       Energy       unknown      Washington          5%        QF

      Tenaska Washington Partners II,                                                     10%        ________
      L.P.

   KUCC Portland 34 Corporation                (a)        8/15/94       Kentucky          100%       Inactive

   Portland 34 LTD Corporation                 (a)        9/20/94       Kentucky          100%       Inactive

      Portland 34 L.P.                          *         unknown       Kentucky          100%       Inactive

   KUCC Development Corporation                 *         1/31/95       Kentucky          100%       Inactive

   KU Solutions Corporation                  Energy      11/21/95       Kentucky          100%       Energy Marketing and
                                                                                                     Services

----------------------------------------
(a)   Directly or indirectly holds securities in energy-related companies
(*)   Inactive
(gp)  general partnership interest
(lp)  limited partnership interest

                   Narrative Description of Activities of Each
                         Reporting Company during Period



LG&E Energy Marketing Inc. conducts asset-based energy marketing and trading activities, including brokering and marketing of electric power and natural gas.

LG&E Capital Corp., directly and through it subsidiaries and affiliates, including WKE Corp., LG&E Power Inc., LG&E Power Operations Inc. and other subsidiaries, is a holding company for non-utility domestic energy and energy related operations, investments, activities and services. These include domestic power generation facilities in Washington (the KUCC Ferndale entities), Texas (the Paris entities) and Oregon (the Portland 34 entities), all of which are, or are planning to apply to be, EWG's, QF's or both.

LG&E Credit Corp. and LG&E Home Services Inc. provide energy-related financing, appliance repair, consumer lighting and other services to customers.

LG&E Enertech Inc. provides energy-related consulting, installation and financing services to industrial, commercial and institutional businesses.

WKE Corp. and its subsidiaries lease and operate power generation facilities in western Kentucky and associated facilities, including coal or fuel related assets.

LG&E Power Inc. conducts non-utility domestic energy operations and activities through its subsidiaries and affiliates. These interests or operations relate to domestic power generation facilities in North Carolina (the Power Roanoke entities), California-Minnesota (the Power 21 entities) and Texas (the Power 31, Power Gregory and KUCC Paris entities), all of which are, or are planning to apply to be, EWG's, QF's or both.

Item 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


                                                  Principal
        Company           Type of Security        Amount of           Issue or
    Issuing Security           Issued             Security            Renewal      Cost of Capital
    ----------------           -------            --------            --------     ---------------
                            Intercompany
   LG&E Capital Corp.           loan            ($163,038,000)*         ---             1.81%

 LG&E Energy Marketing      Intercompany
          Inc.                  loan                 ($54,536)*         ---             1.81%


                                Person to Whom                           Consideration
       Company                   Security was       Collateral Given      Received for
   Issuing Security                 Issued           With Security       Each Security
   ----------------                --------          --------------      -------------
  LG&E Capital Corp.          Due to affiliates           N/A                 ---

LG&E Energy Marketing
         Inc.                 Due to affiliates           N/A                 ---


* Reflects net change in intercompany loans during the reporting period.





With respect to transactions with an associate company:

                  Company                                 Company                                     Amount of
            Contributing Capital                     Receiving Capital                           Capital Contribution
            --------------------                     -----------------                           --------------------
             LG&E Energy Corp.                       LG&E Capital Corp.                              $90 million

Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions Performed by Reporting Companies on behalf of Associate Companies.

-------------------------------------------------------------------------------------------------------------------
 REPORTING COMPANY                ASSOCIATE COMPANY             TYPES OF SERVICES                DIRECT COSTS
 RENDERING SERVICES               RECEIVING SERVICES                RENDERED                       CHARGED
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Enertech                        Services Company              Miscellaneous services                 474,090
-------------------------------------------------------------------------------------------------------------------
Enertech                        LG&E Utility                  Miscellaneous services                   7,147
-------------------------------------------------------------------------------------------------------------------
Enertech                        LEC                           Miscellaneous services                   2,359
-------------------------------------------------------------------------------------------------------------------
Home Services                   Services Company              Miscellaneous services                  36,627
-------------------------------------------------------------------------------------------------------------------
Home Services                   LG&E Utility                  Miscellaneous services                  60,312
-------------------------------------------------------------------------------------------------------------------
Home Services                   LCC                           Miscellaneous services                 103,126
-------------------------------------------------------------------------------------------------------------------
Home Services                   Kentucky Utilities            Miscellaneous services                     149
-------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.                 LG&E Power Development Inc.   Convenience payments                       410
-------------------------------------------------------------------------------------------------------------------
                                                              Miscellaneous services               2,099,758
-------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.                 LG&E Power Services LLC       Miscellaneous services                  69,845
-------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.                 LG&E Power Operations Inc.    Labor related                           73,823
-------------------------------------------------------------------------------------------------------------------
                                                              Convenience payments                     2,018
-------------------------------------------------------------------------------------------------------------------
                                                              Miscellaneous services                 430,115
-------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.                 LG&E Power Monroe LLC         Convenience payments                   146,826
-------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.                 LG&E Crown Inc.               Miscellaneous services                 626,713
-------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.                 WKEC                          Labor related                           88,259
-------------------------------------------------------------------------------------------------------------------
                                                              Miscellaneous services                  18,534
-------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.                 LG&E Power Engineers &        Miscellaneous services                   9,238
                                Constructors Inc.
-------------------------------------------------------------------------------------------------------------------
                                                              Convenience payments                       355
-------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.                 LG&E Power Constructors Inc.  Convenience payments                       355
-------------------------------------------------------------------------------------------------------------------
LG&E Power Engineers &          LEM                           Miscellaneous services                   3,570
Constructors Inc.
-------------------------------------------------------------------------------------------------------------------
LG&E Power Services LLC         LG&E Power Inc.               Labor related                            1,429
-------------------------------------------------------------------------------------------------------------------
                                                              Convenience payments                     5,951
-------------------------------------------------------------------------------------------------------------------
LG&E Power Services LLC         LG&E Power Development Inc.   Miscellaneous services                  14,421
-------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------
 REPORTING COMPANY              INDIRECT COSTS     COST OF        TOTAL AMOUNT
 RENDERING SERVICES                 CHARGED        CAPITAL            BILLED
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------
Enertech                                                                474,090
-----------------------------------------------------------------------------------
Enertech                                                                  7,147
-----------------------------------------------------------------------------------
Enertech                                                                  2,359
-----------------------------------------------------------------------------------
Home Services                                                            36,627
-----------------------------------------------------------------------------------
Home Services                                                            60,312
-----------------------------------------------------------------------------------
Home Services                                                           103,126
-----------------------------------------------------------------------------------
Home Services                                                               149
-----------------------------------------------------------------------------------
LG&E Power Inc.                                                             410
-----------------------------------------------------------------------------------
                                                                      2,099,758
-----------------------------------------------------------------------------------
LG&E Power Inc.                                                          69,845
-----------------------------------------------------------------------------------
LG&E Power Inc.                                                          73,823
-----------------------------------------------------------------------------------
                                                                          2,018
-----------------------------------------------------------------------------------
                                                                        430,115
-----------------------------------------------------------------------------------
LG&E Power Inc.                                                         146,826
-----------------------------------------------------------------------------------
LG&E Power Inc.                                                         626,713
-----------------------------------------------------------------------------------
LG&E Power Inc.                                                          88,259
-----------------------------------------------------------------------------------
                                                                         18,534
-----------------------------------------------------------------------------------
LG&E Power Inc.                                                           9,238
-----------------------------------------------------------------------------------
                                                                            355
-----------------------------------------------------------------------------------
LG&E Power Inc.                                                             355
-----------------------------------------------------------------------------------
LG&E Power Engineers &                                                    3,570
Constructors Inc.
-----------------------------------------------------------------------------------
LG&E Power Services LLC                                                   1,429
-----------------------------------------------------------------------------------
                                                                          5,951
-----------------------------------------------------------------------------------
LG&E Power Services LLC                                                  14,421
-----------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
 REPORTING COMPANY                ASSOCIATE COMPANY             TYPES OF SERVICES                DIRECT COSTS
 RENDERING SERVICES               RECEIVING SERVICES                RENDERED                       CHARGED
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
LG&E Power Services LLC         LG&E Power Engineers &        Convenience payments                       148
                                Constructors Inc.
-------------------------------------------------------------------------------------------------------------------
LG&E Power Services LLC         LG&E Power Monroe LLC         Miscellaneous services                  26,932
-------------------------------------------------------------------------------------------------------------------
LG&E Power Services LLC         LG&E Natural Marketing Inc.   Miscellaneous services                   9,471
-------------------------------------------------------------------------------------------------------------------
LG&E Power Operations           LEM                           Labor related                           15,767
-------------------------------------------------------------------------------------------------------------------
                                                              Convenience payments                   101,304
-------------------------------------------------------------------------------------------------------------------
LG&E Power Operations           LG&E Power Services LLC       Labor related                           12,199
-------------------------------------------------------------------------------------------------------------------
                                                              Miscellaneous services                  37,260
-------------------------------------------------------------------------------------------------------------------
                                                              Convenience payments                    16,333
-------------------------------------------------------------------------------------------------------------------
LG&E Power Operations           LG&E Power Monroe LLC         Labor related                            8,542
-------------------------------------------------------------------------------------------------------------------
                                                              Miscellaneous services                  14,945
-------------------------------------------------------------------------------------------------------------------
LG&E Power Operations           LG&E Power 21 Incorporated    Convenience payments                       800
-------------------------------------------------------------------------------------------------------------------
LG&E Power Operations           LG&E Power 31 Incorporated    Convenience payments                       800
-------------------------------------------------------------------------------------------------------------------
LG&E Power Operations           LEM                           Miscellaneous services                  49,329
-------------------------------------------------------------------------------------------------------------------
LG&E Power Operations           LG&E Natural Marketing Inc.   Miscellaneous services                  73,992
-------------------------------------------------------------------------------------------------------------------
LG&E Power Operations           LG&E Power Gregory I Inc.     Convenience payments                     2,254
-------------------------------------------------------------------------------------------------------------------
LG&E Power Gregory IV Inc.      LG&E Power Inc.               Miscellaneous services                  23,715
-------------------------------------------------------------------------------------------------------------------
LG&E Power Gregory I Inc.       LG&E Power Inc.               Cash Distribution to Owners          1,105,930
-------------------------------------------------------------------------------------------------------------------
Llano Storage                   LEM                           Miscellaneous services                 778,058
-------------------------------------------------------------------------------------------------------------------
Power Tex Parent Inc.           LEM                           Miscellaneous services                 207,482
-------------------------------------------------------------------------------------------------------------------
LG&E Crown Inc.                 LEM                           Miscellaneous services                  25,935
-------------------------------------------------------------------------------------------------------------------
LG&E Minor Facilities Inc.      LEM                           Miscellaneous services                 466,835
-------------------------------------------------------------------------------------------------------------------
FSF Minerals Inc.               LEC                           Miscellaneous services                   3,694
-------------------------------------------------------------------------------------------------------------------
FSF Minerals Inc.               LCC                           Miscellaneous services                  20,995
-------------------------------------------------------------------------------------------------------------------
KU Solutions                    Services Company              Miscellaneous services                   7,358
-------------------------------------------------------------------------------------------------------------------
KU Solutions                    LCC                           Miscellaneous services                   1,882
-------------------------------------------------------------------------------------------------------------------
KU Solutions                    Kentucky Utilities            Labor related                            1,477
-------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------
 REPORTING COMPANY              INDIRECT COSTS     COST OF        TOTAL AMOUNT
 RENDERING SERVICES                 CHARGED        CAPITAL            BILLED
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------
LG&E Power Services LLC                                                     148

-----------------------------------------------------------------------------------
LG&E Power Services LLC                                                  26,932
-----------------------------------------------------------------------------------
LG&E Power Services LLC                                                   9,471
-----------------------------------------------------------------------------------
LG&E Power Operations                                                    15,767
-----------------------------------------------------------------------------------
                                                                        101,304
-----------------------------------------------------------------------------------
LG&E Power Operations                                                    12,199
-----------------------------------------------------------------------------------
                                                                         37,260
-----------------------------------------------------------------------------------
                                                                         16,333
-----------------------------------------------------------------------------------
LG&E Power Operations                                                     8,542
-----------------------------------------------------------------------------------
                                                                         14,945
-----------------------------------------------------------------------------------
LG&E Power Operations                                                       800
-----------------------------------------------------------------------------------
LG&E Power Operations                                                       800
-----------------------------------------------------------------------------------
LG&E Power Operations                                                    49,329
-----------------------------------------------------------------------------------
LG&E Power Operations                                                    73,992
-----------------------------------------------------------------------------------
LG&E Power Operations                                                     2,254
-----------------------------------------------------------------------------------
LG&E Power Gregory IV Inc.                                               23,715
-----------------------------------------------------------------------------------
LG&E Power Gregory I Inc.                                             1,105,930
-----------------------------------------------------------------------------------
Llano Storage                                                           778,058
-----------------------------------------------------------------------------------
Power Tex Parent Inc.                                                   207,482
-----------------------------------------------------------------------------------
LG&E Crown Inc.                                                          25,935
-----------------------------------------------------------------------------------
LG&E Minor Facilities Inc.                                              466,835
-----------------------------------------------------------------------------------
FSF Minerals Inc.                                                         3,694
-----------------------------------------------------------------------------------
FSF Minerals Inc.                                                        20,995
-----------------------------------------------------------------------------------
KU Solutions                                                              7,358
-----------------------------------------------------------------------------------
KU Solutions                                                              1,882
-----------------------------------------------------------------------------------
KU Solutions                                                              1,477
-----------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
 REPORTING COMPANY                ASSOCIATE COMPANY             TYPES OF SERVICES                DIRECT COSTS
 RENDERING SERVICES               RECEIVING SERVICES                RENDERED                       CHARGED
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                              Miscellaneous services                   1,887
-------------------------------------------------------------------------------------------------------------------
FCD LLC                         LCC                           Miscellaneous services                  12,963
-------------------------------------------------------------------------------------------------------------------
FCD LLC                         WKEC                          Miscellaneous services                 126,055
-------------------------------------------------------------------------------------------------------------------
Credit Corp.                    LCC                           Miscellaneous services                      85
-------------------------------------------------------------------------------------------------------------------
LEM                             WKEC                          Miscellaneous services               3,496,299
-------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------
 REPORTING COMPANY              INDIRECT COSTS     COST OF        TOTAL AMOUNT
 RENDERING SERVICES                 CHARGED        CAPITAL            BILLED
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------
                                                                          1,887
-----------------------------------------------------------------------------------
FCD LLC                                                                  12,963
-----------------------------------------------------------------------------------
FCD LLC                                                                 126,055
-----------------------------------------------------------------------------------
Credit Corp.                                                                 85
-----------------------------------------------------------------------------------
LEM                                                                   3,496,299
-----------------------------------------------------------------------------------

Part II - Transactions Performed by Associate Companies on behalf of Reporting Companies.

-------------------------------------------------------------------------------------------------------------------
 REPORTING COMPANY                ASSOCIATE COMPANY             TYPES OF SERVICES                DIRECT COSTS
 RENDERING SERVICES               RECEIVING SERVICES                RENDERED                       CHARGED
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
LG&E Utility                    Home Services                 Miscellaneous services                      27
-------------------------------------------------------------------------------------------------------------------
LG&E Utility                    Enertech                      Miscellaneous services                   7,614
-------------------------------------------------------------------------------------------------------------------
LG&E Utility                    KU Solutions                  Miscellaneous services                   5,862
-------------------------------------------------------------------------------------------------------------------
Kentucky Utilities              KU Solutions                  Labor related                           60,627
-------------------------------------------------------------------------------------------------------------------
                                                              Convenience payments                    78,179
-------------------------------------------------------------------------------------------------------------------
Kentucky Utilities              Home Services                 Miscellaneous services                   1,368
-------------------------------------------------------------------------------------------------------------------
Services Company                Enertech                      Labor related                          505,978
-------------------------------------------------------------------------------------------------------------------
                                                              Convenience payments                 1,337,353
-------------------------------------------------------------------------------------------------------------------
Services Company                Home Services                 Miscellaneous services                 415,470
-------------------------------------------------------------------------------------------------------------------
Services Company                KU Solutions                  Miscellaneous services                     221
-------------------------------------------------------------------------------------------------------------------
Services Company                FSF Minerals Inc.             Miscellaneous services                     344
-------------------------------------------------------------------------------------------------------------------
Services Company                LG&E Power Inc.               Labor related                          445,416
-------------------------------------------------------------------------------------------------------------------
                                                              Convenience payments                   902,564
-------------------------------------------------------------------------------------------------------------------
Services Company                LEM                           Labor related                        1,609,370
-------------------------------------------------------------------------------------------------------------------
                                                              Convenience payments                   413,450
-------------------------------------------------------------------------------------------------------------------
WKEC                            FCD LLC                       Miscellaneous services                  56,899
-------------------------------------------------------------------------------------------------------------------
LEC                             Enertech                      Miscellaneous services                 154,047
-------------------------------------------------------------------------------------------------------------------
LEC                             Home Services                 Miscellaneous services                  55,509
-------------------------------------------------------------------------------------------------------------------
LEC                             KUCC Ferndale Corporation     Miscellaneous services                 744,122
-------------------------------------------------------------------------------------------------------------------
LCC                             Enertech                      Miscellaneous services               2,220,597
-------------------------------------------------------------------------------------------------------------------
LCC                             Home Services                 Miscellaneous services                 988,155
-------------------------------------------------------------------------------------------------------------------
LCC                             FSF Minerals Inc.             Miscellaneous services                  56,625
-------------------------------------------------------------------------------------------------------------------
LCC                             LCC LLC                       Miscellaneous services                   8,386
-------------------------------------------------------------------------------------------------------------------
LCC                             FCD LLC                       Miscellaneous services                   6,295
-------------------------------------------------------------------------------------------------------------------
LG&E Power Constructors Inc.    LG&E Power Inc.               Miscellaneous services                  38,584
-------------------------------------------------------------------------------------------------------------------
LEM                             LG&E Power Services LLC       Miscellaneous services                     848
-------------------------------------------------------------------------------------------------------------------
LEM                             LG&E Power Operations         Miscellaneous services                  73,992
-------------------------------------------------------------------------------------------------------------------
LG&E Power Services LLC         LG&E Power Inc.               Miscellaneous services                     900
-------------------------------------------------------------------------------------------------------------------
LG&E Power Monroe LLC           LG&E Power Inc.               Convenience payments                 1,035,903
-------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------
 REPORTING COMPANY              INDIRECT COSTS     COST OF        TOTAL AMOUNT
 RENDERING SERVICES                 CHARGED        CAPITAL            BILLED
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------
LG&E Utility                                                                 27
-----------------------------------------------------------------------------------
LG&E Utility                                                              7,614
-----------------------------------------------------------------------------------
LG&E Utility                                                              5,862
-----------------------------------------------------------------------------------
Kentucky Utilities                                                       60,267
-----------------------------------------------------------------------------------
                                                                         78,179
-----------------------------------------------------------------------------------
Kentucky Utilities                                                        1,368
-----------------------------------------------------------------------------------
Services Company                                                        505,978
-----------------------------------------------------------------------------------
                                         268                          1,337,621
-----------------------------------------------------------------------------------
Services Company                                                        415,470
-----------------------------------------------------------------------------------
Services Company                                                            221
-----------------------------------------------------------------------------------
Services Company                                                            344
-----------------------------------------------------------------------------------
Services Company                                                        445,416
-----------------------------------------------------------------------------------
                                      47,831                            950,395
-----------------------------------------------------------------------------------
Services Company                                                      1,609,370
-----------------------------------------------------------------------------------
                                     508,986                            922,436
-----------------------------------------------------------------------------------
WKEC                                                                     56,899
-----------------------------------------------------------------------------------
LEC                                                                     154,047
-----------------------------------------------------------------------------------
LEC                                                                      55,509
-----------------------------------------------------------------------------------
LEC                                                                     744,122
-----------------------------------------------------------------------------------
LCC                                                                   2,220,597
-----------------------------------------------------------------------------------
LCC                                                                     988,155
-----------------------------------------------------------------------------------
LCC                                                                      56,625
-----------------------------------------------------------------------------------
LCC                                                                       8,386
-----------------------------------------------------------------------------------
LCC                                                                       6,295
-----------------------------------------------------------------------------------
LG&E Power Constructors Inc.                                             38,584
-----------------------------------------------------------------------------------
LEM                                                                         848
-----------------------------------------------------------------------------------
LEM                                                                      73,992
-----------------------------------------------------------------------------------
LG&E Power Services LLC                                                     900
-----------------------------------------------------------------------------------
LG&E Power Monroe LLC                                                 1,035,903
-----------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
 REPORTING COMPANY                ASSOCIATE COMPANY             TYPES OF SERVICES                DIRECT COSTS
 RENDERING SERVICES               RECEIVING SERVICES                RENDERED                       CHARGED
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
LG&E Power 11 Incorporated      LG&E Power Operations         Miscellaneous services                  13,174
-------------------------------------------------------------------------------------------------------------------
LG&E Power 13 Incorporated      LG&E Power Operations         Miscellaneous services                  77,144
-------------------------------------------------------------------------------------------------------------------
LG&E Southampton Incorporated   LG&E Power Operations         Miscellaneous services                   1,891
-------------------------------------------------------------------------------------------------------------------
LG&E Altavista L.P.             LG&E Power Operations         Miscellaneous services                     428
-------------------------------------------------------------------------------------------------------------------
LG&E Hopewell LP                LG&E Power Operations         Miscellaneous services                   8,964
-------------------------------------------------------------------------------------------------------------------
LG&E Power 16 Incorporated      LG&E Power Operations         Miscellaneous services                  49,806
-------------------------------------------------------------------------------------------------------------------
LG&E Power Roanoke              LG&E Power Operations         Cash distribution to owners          4,930,808
Incorporated
-------------------------------------------------------------------------------------------------------------------
LG&E Power 31 Incorporated      LG&E Power Operations         Miscellaneous services                     208
-------------------------------------------------------------------------------------------------------------------
LG&E Natural Marketing Inc.     LG&E Power Services LLC       Miscellaneous services                   8,623
-------------------------------------------------------------------------------------------------------------------
LG&E Natural Marketing Inc.     LG&E Power Engineers &        Miscellaneous services                   3,570
                                Constructors Inc.
-------------------------------------------------------------------------------------------------------------------
LG&E Natural Marketing Inc.     Llano Gathering Inc.          Miscellaneous services                     114
-------------------------------------------------------------------------------------------------------------------
KUCC Ferndale Corporation       LG&E Power Operations         Miscellaneous services                 144,389
-------------------------------------------------------------------------------------------------------------------
LG&E Power Development Inc.     LG&E Power Services LLC       Miscellaneous services                  10,260
-------------------------------------------------------------------------------------------------------------------
LG&E Power Development Inc.     LG&E Power Operations         Miscellaneous services                  16,762
-------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------
 REPORTING COMPANY              INDIRECT COSTS     COST OF        TOTAL AMOUNT
 RENDERING SERVICES                 CHARGED        CAPITAL            BILLED
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------
LG&E Power 11 Incorporated                                               13,174
-----------------------------------------------------------------------------------
LG&E Power 13 Incorporated                                               77,144
-----------------------------------------------------------------------------------
LG&E Southampton Incorporated                                             1,891
-----------------------------------------------------------------------------------
LG&E Altavista L.P.                                                         428
-----------------------------------------------------------------------------------
LG&E Hopewell LP                                                          8,964
-----------------------------------------------------------------------------------
LG&E Power 16 Incorporated                                               49,806
-----------------------------------------------------------------------------------
LG&E Power Roanoke                                                    4,930,808
Incorporated
-----------------------------------------------------------------------------------
LG&E Power 31 Incorporated                                                  208
-----------------------------------------------------------------------------------
LG&E Natural Marketing Inc.                                               8,623
-----------------------------------------------------------------------------------
LG&E Natural Marketing Inc.                                               3,570

-----------------------------------------------------------------------------------
LG&E Natural Marketing Inc.                                                 114
-----------------------------------------------------------------------------------
KUCC Ferndale Corporation                                               144,389
-----------------------------------------------------------------------------------
LG&E Power Development Inc.                                              10,260
-----------------------------------------------------------------------------------
LG&E Power Development Inc.                                              16,762
-----------------------------------------------------------------------------------


Company Names:
LEC                                   LG&E Energy Corp.
LCC                                   LG&E Capital Corp.
LG&E Utility                          Louisville Gas and Electric Company
Kentucky Utilities                    Kentucky Utilities Company
WKEC                                  Western Kentucky Energy Corp.
Enertech                              LG&E Enertech Inc.
Home Services                         LG&E Home Services Inc.
KU Solutions                          KU Solutions Corporation
LEM                                   LG&E Energy Marketing Inc.
Services Company                      LG&E Energy Services Inc.
LG&E Power Operations                 LG&E Power Operations Inc.

Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:

Total consolidated capitalization as of March 31, 2002                                    $10,447,748,000  Line 1

Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)                         $1,567,162,200  Line 2

Greater of $50 million or Line 2                                                           $1,567,162,200  Line 3
                                                                                          ---------------
Total current aggregate investment*:
(categorized by major line of energy-related business)
Energy-related business Category - Rule 58(b)(1)(i)  (1)                                        4,610,129
Energy-related business Category - Rule 58(b)(1)(iv)   (2)                                      4,194,293
Energy-related business Category - Rule 58(b)(1)(v)  (3)                                      710,725,644
Energy-related business Category - Rule 58(b)(1)(vii)  (4)                                     12,597,807
Energy-related business Category - Rule 58(b)(1)(viii)  (5)                                   308,339,206
Energy-related business Category - Rule 58(b)(1)(ix)  (6)                                       6,015,137

                                                                                          ---------------

Total current aggregate investment                                                         $1,046,482,216  Line 4
                                                                                          ---------------

Difference between the greater of $50 million or 15% of Capitalization and the
total aggregate investment of the Registered holding company system (line 3 less line 4)     $520,679,984  Line 5
                                                                                          ---------------

* Includes aggregate investment in energy-related companies made prior to March 24, 1997.

(1) Rule 58(b)(1)(i) - the rendering of energy management services and demand-side management services.

(2) Rule 58(b)(1)(iv) - the sale of electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and equipment that enables the use of gas or electricity as an alternate fuel; and the installation and servicing thereof.

(3) Rule 58(b)(1)(v) - the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(4) Rule 58(b)(1)(vii) - the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and redemption.

(5) Rule 58(b)(1)(viii)- the development, ownership or operation of "qualifying facilities," as defined under the

     Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

(6) Rule 58(b)(1)(ix) - the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.


Investments in gas-related companies:

Total current aggregate investment:
(categorized by major line of gas-related business)
Gas-related business Category - Rule 58(b)(2)(i)     (1)
Gas-related business Category - Rule 58(b)(2)(ii)    (2)                                               $0
                                                                                          ---------------

Total current aggregate investment                                                                     $0
                                                                                          ---------------


(1) Rule 58(b)(2)(i) - activities permitted under Section 2(a) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

(2) Rule 58(b)(2)(ii) - activities specified in Section 2(b) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

Item 5. - OTHER INVESTMENTS

  MAJOR LINE OF ENERGY-RELATED       OTHER INVESTMENT IN      OTHER INVESTMENT IN THIS      REASON FOR DIFFERENCE IN
            BUSINESS                  LAST U-9C-3 REPORT               U-9C-3                   OTHER INVESTMENT
Gas related businesses*                       21,742,760            22,093,640              Changes in intercompany
                                                                                            advances from 12/31 amounts.

Pipeline construction                        112,278,818           124,978,066              Changes in intercompany
investments (CRC Evans and                                                                  advances from 12/31 amount.
affiliates)

International investments                     41,923,102            42,417,495              Changes in investment
(Argentine gas distribution and                                                             amounts from 12/31 amount.
Spanish generation)

Consumer credit investments                      295,730               297,862              Changes in intercompany
(LG&E Credit Corp)                                                                          advances from 12/31 amount.

Investment in development of                 335,851,971           262,814,000              Change due to the sale of a
combustion turbines (LG&E                                                                   portion of the investment in
Capital Corp.)                                                                              combustion turbines during
                                                                                            the first quarter 2002.

Investment in special purpose                 49,970,890           129,457,897              Change in payables to
entities used for accounts                                                                  associated companies from
receivable securitization                                                                   12/31 amount.
programs (Louisville Gas &
Electric and Kentucky Utilities)

Unregulated generation                        45,855,655            27,492,726              Changes in intercompany
investments                                                                                 advances from 12/31 amount.

-------------------------
     * Amounts were previously reported as gas-related companies in Item 4.

Item 6. - FINANCIAL STATEMENTS AND EXHIBITS

A.  Financial Statements:



Exhibit A-1          Financial statements for Reporting Companies for the
                     quarter ended March 31, 2002. (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).)

                     FS-1     FCD LLC
                     FS-2     LCC LLC
                     FS-3     FSF Minerals Inc.
                     FS-4     LG&E Power Gregory IV Inc.
                     FS-5     LG&E Power Gregory III Inc.
                     FS-6     LG&E Power Gregory II Inc.
                     FS-7     LG&E Power Gregory I, Inc.
                     FS-8     Gregory Power Partners L.P.
                     FS-9     Gregory Partners LLC
                     FS-10    LG&E Power Operations Inc.
                     FS-11    LG&E Power Services LLC
                     FS-12    LG&E Power Engineers and Constructors Inc.
                     FS-13    LG&E Crown Inc.
                     FS-14    Power Tex Parent Inc.
                     FS-15    LG&E Minor Facilities Inc.
                     FS-16    Llano Storage Inc.
                     FS-17    Llano Gathering Inc.
                     FS-18    American Power, Incorporated
                     FS-19    KUCC Ferndale Corporation
                     FS-20    KUCC Paris Corporation
                     FS-21    KU Solutions Corporation
                     FS-22    LG&E Energy Marketing Inc.
                     FS-23    LG&E Power Inc.
                     FS-24    LG&E Natural Canada Inc.
                     FS-25    LG&E Natural Industrial Marketing Co.
                     FS-26    Hadson Financial Corporation
                     FS-27    LG&E Home Services Inc.
                     FS-28    LG&E Enertech Inc.
                     FS-29    Westmoreland-LG&E Partners - Rova II

B.  Exhibits:

Exhibit B-1          Copies of contracts required to be provided by Item 3

None.



Exhibit B-2          Officer's Certification

                                    SIGNATURE

         The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


Date:  May 30, 2002                      Powergen plc



                                         By:  /s/  David Jackson
                                            -----------------------------------
                                         Name:    David Jackson
                                         Title:   General Counsel and Company
                                                  Secretary